UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 11-K

[x]  Annual report  pursuant to Section 15(d) of the Securities  Exchange Act of
     1934

                   For the fiscal year ended December 31, 2002

                                       or

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

     For the transition period from _______ to _______.


Commission File Number                                           1-10360


                   CRIIMI MAE Management, Inc. Retirement Plan
                            (Full title of the plan)


                                 CRIIMI MAE INC.
                         11200 Rockville Pike, 4th Floor
                            Rockville, Maryland 20852
                            Telephone (301) 816-2300
           (Name of Issuer of the securities held pursuant to the plan and the address of its principal executive office)

                   CRIIMI MAE MANAGEMENT, INC. RETIREMENT PLAN
                               INDEX TO FORM 11-K


Financial Statements as of December 31, 2002 and 2001
  Together with Reports of Independent Public Accountants                    3

Exhibits                                                                    17

Signature                                                                   18

    CRIIMI MAE MANAGEMENT, INC. RETIREMENT PLAN

    Financial Statements and Supplemental Schedule

    Years ended December 31, 2002 and 2001 with Reports of Independent Auditors

                   CRIIMI MAE Management, Inc. Retirement Plan

                 Financial Statements and Supplemental Schedule


                     Years ended December 31, 2002 and 2001





                                Table of Contents

Reports of Independent Auditors                                               5

Audited Financial Statements

Statements of Net Assets Available for Benefits                               7
      As of December 31, 2002 and 2001

Statements of Changes in Net Assets Available for Benefits                    8
      For the years ended December 31, 2002 and 2001

Notes to Financial Statements                                                 9
      December 31, 2002 and 2001

Form 5500 Supplemental Schedule:

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)               16

                         Report of Independent Auditors


Trustees and Participants
CRIIMI MAE Management, Inc. Retirement Plan

We have audited the accompanying statement of net assets available for benefits of the CRIIMI MAE Management, Inc. Retirement Plan as of December 31, 2002, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Plan as of and for the year ended December 31, 2001 and the supplemental schedule of assets (held at end of year), were audited by other auditors who have ceased operations and whose report dated May 10, 2002, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2002 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002, and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. This supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


/s/ Ernst & Young LLP
McLean, VA
June 24, 2003

                    Report of Independent Public Accountants

To the Trustees and the Participants of the CRIIMI MAE Management, Inc. Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of the CRIIMI MAE Management, Inc. Retirement Plan (the Plan) as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements and the supplemental schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and the supplemental schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/Arthur Andersen LLP
Vienna, Virginia
May 10, 2002
________________________________________________________________________________

As permitted by Rule 2-02(e) of Regulation S-X promulgated under the Securities Act of 1933, this is a copy of the audit report previously issued by Arthur Andersen LLP in connection with the Annual Report of the CRIIMI MAE Management, Inc. Retirement Plan on Form 11-K for the year ended December 31, 2001. After reasonable efforts, we have been unable to have Arthur Andersen LLP reissue this audit report in connection with the filing of this Annual Report on Form 11-K for the year ended December 31, 2002.

                   CRIIMI MAE Management, Inc. Retirement Plan

                 Statements of Net Assets Available for Benefits



                                                         December 31
                                                   2002               2001
                                                ------------      ------------
Investments                                     $  2,559,956      $  2,902,694
Participant loans                                     35,614            64,660
Contributions receivable                              15,857            23,222
                                                ------------      ------------
Net assets available for benefits               $  2,611,427      $  2,990,576
                                                ============      ============


See accompanying notes.

                   CRIIMI MAE Management, Inc. Retirement Plan

           Statements of Changes in Net Assets Available for Benefits

                                                                  Year ended December 31
                                                                   2002            2001
                                                               ------------    ------------
Additions:
   Participant contributions                                   $    547,954    $    593,652
   Employer contributions                                           225,507         257,647
   Dividend and interest income                                      30,610          30,513
   Interest on participant loans                                      3,817           4,827
                                                               ------------    ------------
Total additions                                                     807,888         886,639
                                                               ------------    ------------

Deductions:
   Benefit payments                                                 596,291         137,869
   Net depreciation in fair value of investments                    590,746         668,412
                                                               ------------    ------------
Total deductions                                                  1,187,037         806,281
                                                               ------------    ------------
Net (decrease) increase in net assets
 available for benefits                                            (379,149)         80,358
Net assets available for benefits, beginning of year              2,990,576       2,910,218
                                                               ------------    ------------
Net assets available for benefits, end of year                 $  2,611,427    $  2,990,576
                                                               ============    ============

See accompanying notes.

                   CRIIMI MAE Management, Inc. Retirement Plan

                          Notes to Financial Statements

                                December 31, 2002

1.   Description of the Plan

CRIIMI MAE Management, Inc. Retirement Plan (the Plan) is a defined contribution plan as described in Internal Revenue Code (IRC) Section 401(a). The Plan, effective July 1, 1995, covers employees of CRIIMI MAE Management, Inc. (the Company) and CRIIMI MAE Services Limited Partnership (CMSLP), an affiliate of the Company. The following description of the Plan provides only general information. Participants should refer to the Plan agreement for more complete description of the Plan's provisions. An employee is eligible to participate in the Plan upon attainment of age 21.

The Plan provides benefits upon the occurrence of death, retirement, age 59 1/2, disability, or termination of employment. Additionally, there is a provision in the Plan for distribution to participants who apply for benefits on account of "hardship," as that term is described in the IRC, Treasury Regulations, and the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The Company serves as Plan administrator.

Contributions

Effective January 1, 2002, eligible employees may contribute an amount up to 100% of compensation, as defined by the Plan, subject to certain limitations under the IRC. Prior to January 1, 2002, eligible employee contributions were limited to an amount up to 15% of compensation, as previously defined by the Plan, and subject to certain prior limitations under the IRC. Employer matching contributions are discretionary. For the years ended December 31, 2002 and 2001, the Company and CMSLP provided a matching contribution equal to 50% of each participant's contribution up to a maximum of 5% of base salary. Participants are eligible for employer matching contributions when credited with one hour of service in the plan year.

Participant Accounts

Each participant's account is credited with his or her own contribution, the employer matching contribution, and an allocation of plan earnings. Allocations are based on the current value of the participant's account balance as specified in the Plan. The benefit to which a participant is entitled is the benefit that can be provided by the participant's account.

Vesting

Participants are immediately vested in their elective contributions and rollover accounts, and the earnings thereon. The Plan was amended on January 1, 2001 to allow vesting in employer contributions based on a five-year graded schedule. Participants are 20% vested for each year of service until 100% is vested after five or more years of service.

Forfeited Accounts

As of December 31, 2002 and 2001, forfeited non-vested accounts totaled $11,375 and $2,824, respectively. These amounts were used to reduce the December 31, 2002 and 2001 employer contributions.

Plan Termination

The Company anticipates and believes that the Plan will continue without interruption but reserves the right to discontinue the Plan at its discretion. In the event that the decision to discontinue the Plan results in the
termination  of  the  Plan,  all  amounts   credited  to  participant   accounts
immediately become 100% vested. The net assets of the Plan will be distributed by the trustee in accordance with the trust agreement in a uniform and nondiscriminatory manner.

Significant Investments

The fair market values of individual investments that represent 5% or more of the Plan's total net assets as of December 31, 2002 and 2001 are as follows:

                                                                  2002               2001
                                                              ------------       ------------
Federated Kaufmann Fund                                       $    305,937       $          -
The Growth Fund of America                                         502,103                  -
Legg Mason Cash Reserve Trust                                      174,615                  -
Templeton Growth Fund                                              547,809                  -
Thornburg Limited Term Income Fund                                 147,238                  -
Van Kampen Equity and Income Fund                                  547,227                  -
CRIIMI MAE Inc. Common Stock                                       199,592             78,331
Putnam Global Growth Fund                                                -            409,817
Putnam Growth & Income Fund                                              -            736,703
Putnam Investors Fund                                                    -            697,278
Putnam New Opportunities Fund                                            -            454,540
Putnam International Growth & Income Fund                                -            229,846
Putnam Money Market Fund                                                 -            176,252

Participant Loans

A participant may borrow the lesser of $50,000 or 50% of his or her vested account balance. A loan must be repaid over a period of no more than five years unless it is used to acquire a principal residence, in which case the repayment period may exceed five years. The term of a principal residence loan will be determined by the administrator considering the maturity dates quoted by representative commercial banks in the local area for a similar loan. A participant may have only one loan outstanding at a time and is limited to one new loan for a 12 month period. The interest rate is determined by the Plan administrator based on the current prime rate plus 100 basis points and is fixed over the life of the loan. The interest rates on participant loans outstanding at December 31, 2002 and 2001, ranged from 5.75% to 10.5%. Principal and interest are paid ratably through monthly payroll deductions.

Payment of Benefits

Participants may take regular distributions upon leaving the Company or CMSLP and may qualify for hardship withdrawals while employed by the Company or CMSLP. The Plan will automatically distribute in a lump sum any vested account balance that is less than $5,000 for participants no longer employed with the Company or CMSLP.

On termination of service due to death, disability, retirement, or attainment of age 59 1/2, participants may elect to receive their benefits as a lump-sum cash distribution equal to the value of the participant's vested interest in his or her account or through an installment or annuity distribution. Retiring participants with vested account balances in excess of $5,000 may also elect to postpone distribution of benefits until they reach age 70 1/2. Benefits are recorded when paid.

Administrative Expenses

All expenses of maintaining the Plan are paid for by the Company and CMSLP. Such payments amounted to $14,668 and $14,387 in 2002 and 2001, respectively.

2.   Significant Accounting Policies

Accounting Method

The accompanying financial statements have been prepared using the accrual method of accounting.

Reclassification

Certain prior year amounts have been reclassified to conform to the 2002 presentation.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

Investments

On October 15, 2002, the Plan transferred its assets of approximately $2.4 million from Putnam Investments (Putnam), a party-in-interest, to Wilmington

Trust Company (Wilmington) in accordance with a Trust Agreement as of such date. The Plan's investments are stated at fair value, which is based on the closing prices of securities or other investments on the valuation date. Unrealized appreciation or depreciation in the value of investments is reflected in the statement of changes in net assets available for benefits. During 2002 and 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $590,746 and $668,412, respectively, as follows:

                                                    2002              2001
                                                 ----------        ----------

Mutual Fund Investments                          $ (723,966)       $ (621,834)
CRIIMI MAE Inc. Common Stock                        133,220           (46,578)
                                                 ----------        ----------
Total                                            $ (590,746)       $ (668,412)
                                                 ==========        ==========

The Plan provides for various investment options to the participants. All investments within the Plan are participant directed. These investment securities are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the risks associated with investment securities, it is reasonably possible that changes in the values of the investment securities will occur in the near term. The changes in the values of the investment securities could materially affect the amounts reported in the statements of net assets available for benefits.

3.   Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated March 25, 1999, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "IRC") and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

4.   Reconciliation to Form 5500

The following tables reconcile the financial statements to the Plan's Form 5500 filed for the plan years ended December 31, 2002 and 2001:

                                      Contributions receivable                           Net Assets
                                 ------------------------------------------------------------------------------
                                     2002                  2001                  2002                  2001
                                 ------------------------------------------------------------------------------
Per financial statements         $     15,857          $     23,222          $  2,611,427          $  2,990,576
Timing differences for
  recording cash receipts             (15,857)              (23,222)              (15,857)              (23,222)
                                 ------------------------------------------------------------------------------
Per Form 5500                    $          -          $          -          $  2,595,570          $  2,967,354
                                 ==============================================================================

                                                                                 2002                  2001
                                                                             ----------------------------------

Contributions received per financial statements                              $    773,461          $    851,299
Less: contributions received after year-end relating to current
  year                                                                            (15,857)              (23,222)
Add: contributions received in current year relating to prior year                 23,222                20,248
                                                                             ----------------------------------
Contributions received per Form 5500                                         $    780,826          $    848,325
                                                                             ==================================

The financial statements are prepared on the accrual basis of accounting whereas the Form 5500 is prepared on the modified cash basis of accounting.

                              Supplemental Schedule

Plan: CRIIMI MAE Management, Inc. Retirement Plan        Plan No.: 001
Sponsor: CRIIMI MAE Management, Inc.                     Sponsor EIN: 52-1917789



         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                                December 31, 2002


  (a)                          (b)/(c)                                         (d)                 (e)
           Identity of Issuer/Description of Investment                        Cost **        Current Value
-----------------------------------------------------------------------------------------------------------
        Cash                                                                                  $         24
        Mutual Fund Investments:
           American High-Income Trust                                                               14,451
           AIM Mid Cap Core Equity Fund                                                             28,044
           Delaware REIT Fund                                                                       20,619
           Federated Kaufmann Fund                                                                 305,937
           The Growth Fund of America                                                              502,103
   *       Legg Mason Cash Reserve Trust                                                           174,615
   *       Legg Mason Value Trust, Inc.                                                             29,804
           Liberty Acorn Fund                                                                       21,377
           Royce Pennsylvania Mutual Fund                                                           21,116
           Templeton Growth Fund                                                                   547,809
           Thornburg Limited Term Income Fund                                                      147,238
           Van Kampen Equity and Income Fund                                                       547,227
   *    CRIIMI MAE Inc. Common Stock                                                               199,592
   *    Participant loans (maturing through April 2007, interest
           ranging from 5.75% to 10.5%)                                                             35,614
                                                                                              ------------
        Total assets held at end of year                                                      $  2,595,570
                                                                                              ============

*Represents a party-in-interest.

**Not required, the transactions are under a participant-directed individual account plan.

                                    EXHIBITS

  Exhibit No.                       Purpose
  -----------                       -------

     23.1      Consent of Ernst & Young (Filed herewith).

     99.1 Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 from Barry S. Blattman, Chief Executive Officer of CRIIMI MAE Management, Inc. (Filed herewith).

     99.2 Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 from Cynthia O. Azzara, Chief Financial Officer of CRIIMI MAE Management, Inc. (Filed herewith).

     99.3 Letter to Securities and Exchange Commission from CRIIMI MAE Management, Inc. dated May 14, 2002 regarding representations received from Arthur Andersen LLP in performing the audit of the December 31, 2001 financial statements (incorporated by reference to Exhibit 99.0 to Annual Report on Form 11-K for 2001).

                                    SIGNATURE

CRIIMI MAE Management, Inc. Retirement Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.





                                     CRIIMI MAE MANAGEMENT, INC. RETIREMENT PLAN






Date:  June  27, 2003                            By: /s/ Barry S. Blattman
                                                     ---------------------------
                                                     Barry S. Blattman
                                                     Chairman of the Board,
                                                     Chief Executive Officer and
                                                     President of CRIIMI MAE
                                                     Management, Inc.